[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY AEROHIVE NETWORKS, INC.: HIVE-001

Pursuant to 17 C.F.R. § 200.83

March 5, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino
Melissa Kindelan
Patrick Gilmore
Gabriel Eckstein

Re:	Aerohive Networks, Inc.
Registration Statement on Form S-1
Submitted Confidentially September 6, 2013, October 8, 2013
and November 15, 2013
Filed Publicly February 13, 2014 and Amended February 28, 2014
Registration Statement No. 333-193939

Ladies and Gentlemen:

On behalf of our client, Aerohive Networks, Inc. (“Aerohive Networks” or the “Company”), we supplementally submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 3, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

30. Tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

CONFIDENTIAL TREATMENT REQUESTED

BY AEROHIVE NETWORKS, INC.: HIVE-001

Securities and Exchange Commission

March 5, 2014

The Company first advises the Staff that it intends to complete a 1-for-2.5 reverse stock split of the Company’s outstanding common stock and convertible preferred stock (the “Stock Split”). Information set forth below and in the Registration Statement assumes the Stock Split.

The Company advises the Staff that, on March 3, 2014, representatives of the lead underwriters for the Company’s initial public offering, on behalf of all the underwriters, formally advised the Company that, based on current market conditions, they recommended a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), on a post-Stock Split basis. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what may be the indicative price range to be disclosed in the preliminary prospectus, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. The Company expects this valuation process to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus.

The Company also advises the Staff that, prior to February 26, 2014, the Company had not received a substantive indication of a price range for the initial public offering. As noted in the Company’s October 8, 2013 response letter to the Staff, the Company first had initial formal discussions with the underwriters regarding the proposed offering in July 2013, when Company representatives met with representatives from each of the underwriters. The purpose of these meetings was to select the underwriters for the offering. At these meetings, each of the investment banks provided that Company with its analysis of Company’s business, how the bank would position the Company for an offering, the methodologies the bank would expect to use in preparing a valuation of the Company, and the bank’s valuations metrics for and analyses of comparable companies. However, the investment banks, including those eventually selected to be the underwriters, did not provide the Company with any specific valuation or valuation range for the Company during these initial meetings.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED

BY AEROHIVE NETWORKS, INC.: HIVE-001

Securities and Exchange Commission

March 5, 2014

The Company also supplementally provides the Staff with the following information regarding the pricing of recently granted stock options. Factors considered in estimating grant date fair values of the Company’s Common Stock for options granted between December 19, 2012 and January 29, 2014 are already set forth on pages 82 to 90 of the Registration Statement. The option grants set forth in the Registration Statement are presented on a post-1-for-2.5 reverse stock split basis.

On January 29, 2014, the Company granted additional options to purchase an aggregate of 108,720 shares, on a post-1-for-2.5 reverse stock split basis. The exercise price of such options was the fair value of the Company’s Common Stock on that date, which the Company’s board of directors determined to be $11.18 per share. The Company’s board of directors based the fair value on multiple factors, including a preliminary valuation report received on January 22, 2014 from an independent valuation specialist, which concluded that, as of January 15, 2014, the fair value of the common stock was $11.18 per share. This valuation was prepared on a basis consistent with each of the earlier valuation reports prepared by the same valuation specialist and in accordance with the criteria set forth in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment). The Company notes that this value falls above the range provided by the Company’s underwriters.

Please direct any questions with respect to this letter to the undersigned at (650) 320-4597 or mbaudler@wsgr.com, or to Melinda Anderson at (650) 384-5586 or manderson@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Wilson Sonsini Goodrich & Rosati, P.C.

Enclosures

cc:	David K. Flynn, Aerohive Networks, Inc.
Gordon Brooks, Aerohive Networks, Inc.
Steve Debenham, Aerohive Networks, Inc.
Jack Sheridan, Wilson Sonsini Goodrich & Rosati, P.C.
Melinda Anderson, Wilson Sonsini Goodrich & Rosati, P.C.